UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc

(Exact Name of Registrant as Specified in its Charter)

Block B, Xing Ke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                                  No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 1, 2005, eLong, Inc. (the “Company”) issued a press release regarding its preliminary unaudited results for the fourth quarter ended December 31, 2004 and fiscal year ended December 31, 2004. The Company’s press release is furnished as Exhibit 99.1. In addition, on March 1, 2005, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the SEC and below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

RISK FACTORS

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have only a limited operating history from which you can evaluate our business and our prospects for future success. We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies in evolving industries such as the travel service industry in China. Some of the risks relate to our ability to:

•	attract and retain customers and encourage our customers to engage in repeat transactions;

•	retain our existing agreements with travel suppliers such as hotels and airlines and to expand our service offerings on satisfactory terms with our travel suppliers;

•	operate, support, expand and develop our operations, our call center, our websites, and our communications and other systems;

•	diversify our sources of revenue;

•	maintain effective control of our expenses;

•	attract and retain qualified employees;

•	raise additional capital;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are not successful in addressing any or all of these risks, our business may be materially affected in an adverse manner.

We have sustained losses in the past and cannot guarantee profitability in the future.

We sustained net losses in 2001, 2002 and 2004 and although we achieved profitability for the year ended December 31, 2003, we cannot assure you that we will be profitable again in the future.

A variety of factors may cause our operating results to fluctuate and financial condition to change, including:

•	changes in general economic conditions in China;

•	unforeseen disruptive events in the travel and tourism industry;

•	unanticipated rises in operating costs and capital expenditures;

•	changes in our regulatory environment;

•	changes in our management team and other key personnel; and

•	intensified competition from our competitors.

Our operating costs have increased significantly and we expect that due to our anticipated organizational growth and our ongoing efforts to expand our customer base, our operating expenses will continue to increase. Any decrease or delay in achieving additional sales and revenues or failure to control our costs as our business grows could result in substantial operating losses. As a result, we cannot assure you that our company will be profitable again in the future.

We may not be able to compete successfully against our current or future competitors.

We face many sources of competition, including other consolidators of hotel and flight reservation services, such as Ctrip.com International, Ltd., (a significantly larger company than eLong and a company which has been profitable for more periods than our company) and traditional travel agencies, such as China Travel Services, China International Travel Services and China Youth Travel Services. Because we do not have exclusive arrangements with our suppliers and our business involves relatively low fixed costs, new competitors face low entry barriers to our industry. We could face increasing competition from hotels and airlines if they decide to increase their efforts to sell directly to consumers or to engage in alliances with other travel service providers. Moreover, established international players may choose to enter into China in the future, either as sole entrants or in conjunction with our existing competitors. Our potential and existing competitors may have competitive advantages over us including longer operating histories, larger customer bases and greater financial, marketing and other expertise and resources. Therefore, we cannot assure you that we will be able to successfully compete against current or future competitors. If we do not successfully compete against our current or potential competitors and improve our competitive position, our operating results and financial condition may be adversely affected.

We may not use our existing cash and cash equivalents effectively.

Our failure to make effective use of our cash and cash equivalents could prevent us from improving our financial results and competitive position.

If we fail to attract and retain customers in a cost-effective manner, our ability to grow and maintain profitability may be impaired.

Our business strategy is substantially dependent on our ability to increase the overall number of customer transactions with us in a cost-effective manner. We expect that our customer acquisition costs will continue to increase. In order to increase the number of transactions, we must attract new visitors to our call center and websites, convert these visitors into paying customers and capture repeat business from existing customers. Similarly, our corporate travel service is dependent on enlisting new corporate customers and attracting their travel-booking activity. Although we have spent significant financial and other resources on sales and marketing and plan to continue to do so, we cannot assure you that these efforts will be cost-effective in attracting new customers or increasing transaction volume. If we do not achieve our marketing objectives, our ability to grow our revenues and maintain profitability may be impaired.

Our business may be harmed if we fail to strengthen our brand recognition among current and potential customers, suppliers and business partners.

We believe that we must be successful in the promotion of our eLong brand in order to continue to grow our business and secure new business relationships. We must introduce new consumers to our eLong brand and ensure that the eLong brand is associated with quality and value. We cannot assure you that we will be successful in our efforts to introduce the eLong brand to a wider group of consumers or that we will be successful in establishing our brand image among consumers. If we fail to strengthen our brand recognition among our current and potential customers, suppliers and business partners, our operating results and financial condition may be adversely affected.

We may suffer losses as we supplement our agent business model with a merchant business model if we are unable to predict accurately the amount of inventory we need.

We plan to supplement our current agency business model with a merchant business model. Under a merchant business model, we would purchase travel services in advance at lower prices before reselling them to our customers at higher prices. Our ability to accurately predict inventory demand will be crucial to our ability to generate higher margins and minimize losses from excess inventory. If we overestimate the demand for hotel rooms or other services, we may be exposed to excess inventory and may be forced to cover the costs for the services we have committed to purchase. Our operating results and financial condition may be adversely affected if we are unable to predict accurately the amount of inventory we may need.

We face a greater risk of doubtful accounts as our corporate travel business increases in scale and a greater risk of increased losses on our corporate travel business.

As our corporate travel business increases in scale, we expect our accounts receivable to show a corresponding increase. As at December 31, 2004, our corporate travel receivables were Rmb23.9 million of which Rmb13.7 million was due from one company which is the largest purchaser of our corporate travel services. We cannot assure you that we will be able to collect payment fully on our outstanding accounts receivable from our corporate travel service customers. In the past we have had bad debts from our corporate travel customers and certain of our customers including our largest purchaser of corporate travel services are delinquent in their payments . As a result, we face a greater risk of larger non-payments in our accounts receivable and, if our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Currently our corporate travel business is not profitable and we cannot guarantee that it will be profitable in the future. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

We may experience difficulties managing our growth because our rapid growth may present significant challenges to our management and administrative systems and resources.

We have experienced rapid growth since our inception in 2001. Our continued expansion may present significant challenges to our management and administrative systems and resources. In order to be successful, we must:

•	maintain an effective management team;

•	adequately train our employees;

•	improve our information management, administrative systems and internal controls; and

•	address investor relations and required disclosure issues associated with being a public company.

If we fail to address any of the foregoing concerns, our operating results and financial condition could be adversely affected.

We are dependent on our ability to establish and maintain favorable arrangements with our travel suppliers.

We are dependent on our continued relationships on favorable terms with our hotel and airline suppliers. In particular, the ability to contract in advance for the guaranteed availability of hotel rooms on a discounted basis is crucial to our business. However, we do not have exclusive contractual arrangements with our travel suppliers, and we must renew these contracts on an ongoing basis. We cannot assure you that we will be able to maintain satisfactory relationships and obtain favorable contractual terms with our travel suppliers. All of our relationships with travel suppliers are freely terminable by the supplier. None of these arrangements are exclusive, and our travel suppliers could enter into, and in many cases have already entered into similar agreements with our competitors. If we lose existing relationships or fail to establish new relationships with travel suppliers on terms satisfactory to us, our operating results and financial condition could be adversely affected.

Our commission income and revenues may decrease if our hotel suppliers fail to accurately report data concerning our customers’ stay.

A substantial portion of our revenues is currently generated through commissions received from hotels for room nights booked through us. We do not receive direct payments for hotel bookings from our customers. Our revenues are dependent on the hotel supplier accurately reporting the customer’s subsequent stay. In order to verify the hotel supplier’s report, we make periodic inquiries with the hotel and the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and checkout dates, which form the basis for calculating the commission we are entitled to receive from the hotel supplier. While we rank hotel suppliers and impose a ranking penalty on hotel suppliers who report inaccurate information, we cannot guarantee that all hotel supplier reports will be completely accurate. If our hotel suppliers provide us with untrue information with respect to our customers’ length of stay, our revenues derived from hotel bookings may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our senior executive and other key employees, and our business may be severely disrupted if we lose their services.

Our future success heavily depends on the performance and continued service of our Chairman, President and Chief Executive Officer, Justin Tang, our Chief Technology Officer, Richard Chen, our Vice President for Operations, Frank Zheng, and our Chief Financial Officer, Derek Palaschuk, and other members of our senior management. We rely on their expertise in business operations, finance, technology and travel services and we depend on their relationships with our shareholders, suppliers and regulators. In addition, competition for highly skilled employees with technical, management, marketing, sales and other specialized training is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel. Therefore, our business and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train replacement personnel if one or more of our key employees is unwilling or unable to continue his or her employment with us.

In addition, if any of our key executives joins a competitor or forms a competing company, we may lose customers and suppliers. While each of our executive officers has entered into an employment agreement that contains confidentiality and non-competition provisions, we cannot guarantee that we will be able to successfully enforce these employment agreements in court.

The PRC legal system embodies uncertainties which could limit the legal protections available to us and to you.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little value as precedents. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Our subsidiaries in the PRC and our affiliated Chinese entities are subject to laws and regulations applicable to their operations in the PRC. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and our foreign investors, including you. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with respect to the travel industry or the Internet, including the introduction of new laws, changes to existing laws or the interpretation or enforcement of current or future laws and regulations, or the preemption of local regulations by national laws.

The laws and regulations of the PRC restrict foreign investment in the air-ticketing, travel agency, Internet content provision and advertising business and substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations as they relate to our ownership structure.

We are a Cayman Islands corporation, and are therefore treated as a foreign person under applicable PRC laws and regulations. The PRC government regulates Internet access, the distribution of online information, the conduct of online commerce, advertising, and the provision of travel agency services through strict business licensing requirements and other regulations. These regulations include limiting foreign ownership in PRC companies providing Internet information and other online Internet services, travel agency services and advertising services. As a result, we conduct our business through contractual arrangements between our wholly-owned subsidiary, eLongNet Information Technology (Beijing) Co., Ltd., (or eLong Information) and our affiliated Chinese entities, Beijing eLong Information

Technology Co., Ltd., (or Beijing Information), Beijing Asia Media Interactive Advertising Co., Ltd., (or Beijing Media), Beijing eLong Airlines Service Co., Ltd., (or Beijing Airline) and Jiangsu General Chinese Hotel Reservation Network Ltd., (or GCH). Beijing Information holds a license for Internet content provision services, a license for call center services, a license for short messaging services and a license for online advertising, Beijing Media holds a licenses for advertising and Beijing Airline holds the relevant air-ticketing licenses, all of which licenses and approvals are essential for our business operations.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly-owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations are in compliance with all existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations as they relate to our ownership structure. Accordingly, we cannot assure you that the relevant government authorities will not determine that our current ownership structure and these contractual arrangements are not in compliance with the relevant laws and regulations.

If we and our affiliated Chinese entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines, confiscating our income, or the income of our affiliated Chinese entities;

•	revoking our business licenses, or the business licenses of our affiliated Chinese entities;

•	requiring us and our affiliated Chinese entities to restructure our ownership structure or operations; and

•	requiring that we discontinue any or all portions of our Internet content provision, air-ticketing, travel agency or advertising businesses.

Any of the above could cause significant disruptions to our operations and may materially and adversely affect our business, operating results and financial condition.

Our affiliated Chinese entities are controlled by Justin Tang, which may pose potential conflicts of interests, and if these affiliated Chinese entities violate their contractual agreements with us, our business could be harmed, our reputation could be damaged and we might have to resort to litigation to enforce our rights, which could be time-consuming and expensive.

We depend substantially on our affiliated Chinese entities to conduct our operations. While we have no direct ownership interest in these entities, we have attempted to establish effective control of these entities through a series of contractual agreements between our eLong Information and our affiliated Chinese entities. Although we have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that such agreements have been duly authorized, executed and delivered, and are enforceable under current PRC law, such agreements may not be as effective in providing control over Internet content, air-ticketing and advertising operations as would direct ownership of these businesses.

Under our current structure, Justin Tang, our Chairman, President and Chief Executive Officer, directly or indirectly owns a controlling interest in our affiliated Chinese entities. The potential exists for conflicts of interests between his duties to us and his ownership interests in our affiliated Chinese entities. In particular, Mr. Tang may be able to cause our agreements with our affiliated Chinese entities to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating the affiliated Chinese entities so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to the affiliated Chinese entities, which may not be in the best interest of eLong, Inc. or of the other shareholders of eLong, Inc.

Our agreements with our affiliated Chinese entities are for limited terms and generally provide that the compensation we receive for the services that we provide to them will be based on “market rates.” Certain provisions of these agreements, such as price and payment terms, are subject to adjustment and may also be subject to differing interpretations. In particular, the term “market rates” is not clearly defined in the agreements and there may not be a clearly defined “market” for the services we provide.

In the event that there is a dispute with respect to our agreements with our affiliated Chinese entities, we would have to rely on the PRC legal system for remedies, which might not be as effective as that in the United States or other more developed countries. Because we rely on our affiliated Chinese entities for our business operations, the realization of any of these risks could result in a material disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs, any of which could materially and adversely affect our operating results and financial condition.

If our affiliated Chinese entities do not extend their contractual agreements with us, our business could be harmed, our reputation could be damaged and we could spend time and resources in establishing alternative arrangements.

We depend substantially on our affiliated Chinese entities to conduct our operations, and our business could therefore be disrupted if our affiliated Chinese entities do not extend our contractual arrangements with them. Our possible need to search for alternative arrangements could require time and resources that would divert our attention from our business. As a result, our operating results and financial condition could be materially and adversely impacted.

Our business operations may be materially and adversely affected if we or our affiliated Chinese entities fail to obtain or maintain all pertinent permits and approvals in the heavily regulated air-ticketing, travel agency, advertising and Internet industries.

The Chinese government extensively regulates the air-ticketing, travel agency and advertising industries, as well as most Internet related activities. In order to conduct our business, we or our affiliated Chinese entities must possess and maintain valid permits or approvals from different regulatory authorities. Any failure to obtain or maintain any of the required permits or approvals may subject us to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations and materially and adversely affect our operating results and financial condition.

Our business depends on maintaining the integrity of our systems and information infrastructure.

We depend on our systems and information infrastructure to facilitate transactions between our consumers and suppliers, to develop new customers, to deliver service improvements and to perform other operational functions. As our operations grow both in size and scope, we will need to upgrade and expand the capacity of our call center and online systems. If we are unable to upgrade our system to keep pace with our business growth, we may experience capacity constraints, system obsolescence or other unintended system disruptions which may result in slower response times, impaired customer service, delays in fulfilling customer orders and inaccurate reporting of travel information. Any of these factors may cause us to lose customers or suppliers and our operating results and financial condition may be materially and adversely affected.

Our online business is dependent on the continued use and growth of the Internet, a medium that has not yet been proven as an effective means of commerce in China.

A significant portion of our services is targeted toward businesses and consumers who use the Internet. The development and growth of the Internet are subject to a high level of uncertainty and have been characterized by rapid changes, evolving industry standards and continuous new product and service introductions. China has only recently begun to develop the Internet as a commercial medium and has a lower Internet penetration rate compared to most developed countries. Our future operating results from our online distribution channel will depend substantially upon a rising Internet penetration rate and the increased use and acceptance of the Internet for distribution of products and services and for the facilitation of commerce in China. The Internet may not become a viable medium for commercial transactions in China. Major impediments to developing the Internet as a commercial medium in China include:

•	limited use of credit card and other electronic commerce infrastructure;

•	lack of consumer familiarity with the Internet as a sales and distribution channel;

•	inadequate infrastructure such as the limited access to personal computers, local access points and server capacity to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and

•	the degree to which the PRC government seeks to regulate the dissemination of information over the Internet.

If the Internet does not become a widely accepted medium for commerce in China, our business development and growth may be significantly impeded. Our operating results and financial condition may thus be materially and adversely affected.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

Under the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic companies operating in China are required to register and disclose to PRC regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure whether or how they apply to us and the encryption software we utilize. We have not registered with or disclosed to any PRC regulatory authority our encryption software and we may be required to register or apply for permits with the relevant PRC regulatory authorities for our current or future encryption software. If PRC regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which would require additional capital expenditures and could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant PRC regulatory authorities. These potential liabilities include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

Our business depends on the technology infrastructure of third parties.

We rely on third-party computer systems and other service providers, including the computerized reservation systems of hotels, airlines and car rental agencies to make reservations and confirmations. Other third parties provide, for instance, our back-up data center, telecommunications access lines, significant computer systems and software licensing, support and maintenance service and air-ticket delivery. Any interruption in these or other third-party services or a deterioration in their performance could impair the quality of our service.

Our online business relies on the existence of an adequate telecommunications infrastructure for continued growth of China’s Internet market.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through a network owned by China Netcom under the regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom to provide data communications capacity, primarily through local telecommunications lines. We cannot assure you that this infrastructure will be further developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We may become involved in costly and time-consuming intellectual property litigation in order to enforce our intellectual property rights, or to prevent third parties from successfully alleging our infringement of their intellectual property rights.

From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us for alleged infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or obtain a license for the infringed or similar technology on a timely basis, our business could suffer. Moreover, even if we are able to obtain a license for the infringed or similar technology, license fees payable to licensors could be substantial or commercially unviable.

The content on our websites may subject us to litigation, which may be time-consuming and costly to defend.

The content on our websites contains information about hotels, flights and popular vacation destinations, as well as customer feedback about certain travel-related services. Third parties could take legal action against us for any false or misleading information accessible on our websites. Any claims could be time consuming to defend, result in litigation and divert management’s attention and resources, any of which could have a material and adverse impact on our operating results and financial condition.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

Currently, a portion of our customer transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches, whether through our actions or inaction, or through third party actions, could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

We have limited business insurance coverage in China.

Insurance companies in China offer limited business insurance products. As a result, we carry limited business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We are controlled by IAC/InterActiveCorp (IAC) and its affiliates, who may have strategic interests that differ from those of our other shareholders.

IAC and its affiliates hold approximately 52% of our equity and approximately 96% of our voting power. As a result, IAC has the ability to:

•	control the composition of our board of directors, including the right to select six of the eleven members of our board and the ability to nominate the remaining directors and vote their shares to elect them;

•	control our management and policies; and

•	determine the outcome of significant corporate transactions, including changes in control that may be beneficial to our other shareholders.

Furthermore, IAC may have strategic interests that are different from ours. IAC’s control could keep us from pursuing relationships with other strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. IAC’s control also gives it a significant ability to influence the business strategy and direction of our company. IAC may choose to cause our company to pursue business opportunities that are different from our current core travel business. In addition, IAC’s control could prevent a sale of our company, which could have been beneficial to our other shareholders.

Conflicts of interest may arise between IAC and us, which may not be resolved in a manner favorable to us.

Conflicts of interest may arise between IAC and us relating to past, ongoing and future relationships, including corporate opportunities, and potential acquisitions and financing transactions. IAC is engaged in a diverse range of media, electronic and online commerce businesses, including Expedia and Hotels.com, that may compete with us. In addition, IAC or its affiliates may acquire additional businesses in the future that may conflict or compete with us. Under our agreements with IAC, it is prohibited from competing with us in China only so long as it holds directly or indirectly at least 15% of the economic interest in our outstanding shares. We cannot assure you that such conflicts will not adversely affect our business, financial condition or results of operations.

Potential conflicts of interest may exist because our directors and officers may have interests in IAC or its subsidiaries.

Under the terms of the investors agreement governing IAC’s investment in our company, IAC has the right to appoint up to six directors to our board of directors and the ability to nominate the remaining directors and vote their shares to elect them. As a result, some of our directors and officers may have interests in both our company and in IAC. We cannot assure you that these directors and officers will take actions that will benefit us should potential conflicts of interests arise.

We may not realize any benefits as a result of IAC’s control of us.

Despite the fact that IAC controls us, IAC is currently under no contractual obligation to provide us with any benefits relating to its experience and strength in the online travel service industry, and we cannot assure you as to when or whether we will realize any benefits as a result of being controlled by IAC.

We may not be able to execute successfully future acquisitions or manage efficiently any acquired business.

A component of our business strategy is to acquire complementary businesses in areas that provide incremental revenue and earnings growth including air-ticketing agencies, hotel-room consolidators, tour package agencies and corporate travel management companies. This may require a significant commitment of management time, capital investment and other management resources. We cannot assure you that we will be successful in identifying and negotiating acquisitions on terms favorable to us. In addition, we cannot assure you that acquisitions of Beijing Ray Time Business and Tourism Consulting Co., Ltd., or Ray Time will be effectively integrated or any other acquisition, if completed, will be successfully integrated into our existing operations. If we are unable to execute our acquisition strategy effectively, our growth, our operating results and financial conditions may be materially and adversely affected.

Anti-takeover provisions in our articles of association could make an acquisition of our company, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors.

As a Cayman Islands company, our articles of association include provisions which could make an acquisition of our company more difficult and may prevent attempts by our shareholders to replace or remove our current board of directors. In addition, our memorandum and articles of association provide for high-vote ordinary shares that are entitled to 15 votes for each share on all matters upon which ordinary shares are entitled to vote, compared to ordinary shares that are entitled to one vote for each share. IAC and its affiliates hold 28,550,704 high-vote ordinary shares, which constitute all of our outstanding high-vote ordinary shares and have the ability to control our company and prevent an acquisition of our company that may be beneficial to other shareholders.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

One of our affiliated Chinese entities, Beijing eLong, currently benefits from a 15% preferential income tax rate. This affiliated Chinese entity must continue to meet a number of financial and non-financial criteria to qualify for its current and future tax treatment. We cannot assure you that we will continue to enjoy these or other preferential tax treatments. The discontinuation of these preferential tax treatments could materially and adversely affect our business, operating results and financial condition.

Risks Related to the Travel Industry

Declines or disruptions in the travel industry generally could reduce our revenues.

Our business is affected by the health of the travel industry in China. Because travel expenditures are highly sensitive to the general business climate and personal discretionary spending levels, economic downturns, serious epidemics such as SARSs and catastrophic events tend to have an adverse impact on the travel industry. Adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	increases in prices in the hotel, airline or other travel-related sectors;

•	increases in the occurrence of travel-related accidents;

•	outbreak of war or conflict across the Taiwan Strait or elsewhere in the Asia-Pacific region;

•	increases in terrorism or the occurrence of a terrorist attack in the Asia-Pacific region or elsewhere;

•	poor weather conditions or changes in climate throughout a particular region; and

•	man-made or natural disasters that occur in any particular region.

As a result of any of these events, over which we have no control, our operating results and financial conditions could be materially and adversely affected.

The recurrence of a severe acute respiratory syndrome outbreak could materially and adversely affect our operating results and financial conditions

From March to July 2003, China and certain other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. According to the World Health Organization, over 8,400 cases of SARS and over 900 deaths were reported in 29 countries from November 2002 to August 2003. In addition, in the spring of 2004, China had several reported cases of deaths caused by SARS. Possible risks associated with SARS include a reduction in travel services used because consumers may elect to reduce their travel and avoid public places such as airports and hotels. Any adverse changes to the travel industry resulting from a recurrence of SARS or similar contagious diseases could severely disrupt our business.

In addition, because our call center contains a large number of employees in a closed environment, we may experience severe disruptions in our business operations if we are required to temporarily close our call center pursuant to health or other government directives due to SARS or other epidemics. We cannot provide you any assurance that there will not be a reoccurrence of SARS or any other epidemics, which may materially and adversely affect our operating results and financial condition.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences seasonal fluctuations, reflecting seasonal variations in demand for travel services. During the first quarter, demand for travel services generally declines and the number of bookings flattens or decreases, in part due to a slowdown in business activity during the Chinese New Year holiday. Demand for travel services generally peaks during the second half of the year and there may be seasonal fluctuations in allocations of travel services made available to us by travel suppliers. Consequently, our revenues may fluctuate from quarter to quarter.

Risks Related to Doing Business in the People’s Republic of China

A slow-down of economic growth in China may adversely affect our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by the growth in the economy and travel industry in China. Although the economy in China has grown significantly in the past decade, we cannot assure you that growth will continue or that any slow-down will not have a negative effect on our business. Recently, the PRC government has indicated that it intends to introduce measures to control or slow-down the growth of the economy in China. Any slow-down of economic growth in China would reduce expenditures for travel, which in turn will adversely affect our operating results and financial condition.

Any changes in Chinese laws and regulations may have a material and adverse impact on our business.

Although we believe that our current operations are compliant with applicable PRC laws and regulations, there may be substantial uncertainties regarding the interpretation of existing and new PRC laws and regulations will apply to electronic commerce developed in the future. It is possible that new laws and regulations will affect our existing and future business and that the new laws and regulations may be applied retroactively. The PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. Any such action could have a material adverse effect on our business, results of operations and financial condition.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management, the underwriters or the experts named in the prospectus.

We conduct our operations in China and substantially all of our assets are located in China. In addition, our Chinese directors, Justin Tang and Xiaojian Zhong and our executive officers reside within China, and some of the assets of these persons are located within China. You should note that it is difficult to effect service of process within the United States or elsewhere outside China upon our Chinese directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal counsel has advised us that China does not have treaties with the United States or most other western countries providing for the reciprocal recognition and enforcement of judgment of courts. As a result, court judgments obtained in jurisdictions with which the PRC does not have treaties on reciprocal recognition of judgment and in relation to any matter not subject to a binding arbitration provision may be difficult or impossible to be enforced in the PRC. Furthermore, an original action may be brought in the PRC against our directors and executive officers only if the actions are not required to be arbitrated by PRC law, and only if the facts alleged in the complaint give rise to a cause of action under PRC law. In connection with any such original action, a PRC court may find us liable, and may award monetary damages.

Governmental control of currency conversion may affect the value of our American Depositary Shares (ADSs) and Ordinary Shares.

We receive substantially all of our revenues in Renminbi, which is currently not a fully convertible currency. Under the current plan, our income will primarily be derived from dividend payments and any other distributions by our wholly owned subsidiary in China. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions and interest payments, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. The Chinese government, however, may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this were to occur, we might not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which could adversely affect the value of our ADSs and ordinary shares.

Fluctuation of the Renminbi may materially and adversely affect the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China’s political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate generally has been stable. However, the government may in the future relinquish the dollar peg, or the government may increase the current trading range of the Renminbi to the U.S. dollar. Any changes in the value of the Renminbi, materially and adversely affect the value in foreign currency terms of our capital stock and any dividends payable by us.

Risks Related to Our ADSs and Ordinary Shares, Our Trading Market and our Potential Inability to Timely Comply with Section 404 of the Sarbanes-Oxley Act.

The market price for our ADSs may be volatile.

Since our initial public offering, the market price of our ADSs has been volatile and is likely to continue to be so. The initial public offering price of our ADSs in October 2004 was $13.50 per share. Since our initial public offering, the trading price of our ADSs has ranged from a low of $12.77 per ADS to a high of $25.99 per ADS. On March 1, 2005, the closing price of our ADSs was $14.19 per ADS.

The market prices of the securities of Internet-related companies, such as our company, have been extremely volatile and may be subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the travel, Internet and online commerce industries;

•	changes in the economic performance or market valuations of other travel, Internet or online commerce;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential or actual litigation or regulatory investigations.

Any of these factors may materially and adversely affect the market price of our ADSs. In addition, the Nasdaq Stock Market’s National Market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and particularly Internet-related companies.

The future sales by our existing shareholders of a substantial number of our ordinary shares or ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell in the public market substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of January 7, 2005, there were 20,138,307 ordinary shares outstanding, as well as options and warrants to purchase an additional 8,458,595 ordinary shares. Of the ordinary shares outstanding, (i) 10,585,860 ordinary shares, represented by 5,292,930 ADSs, are held by investors who purchased the ADSs in our initial public offering and are freely tradeable without restriction, and (ii) 9,542,447 ordinary shares are held by our pre-initial public offering shareholders and may be sold in the public market on or after April 25, 2005, the expiration of the period set forth in the lock-up agreements entered into for the initial public offering, subject to the restrictions contained in Rule 144 under the U.S. Securities Act of 1933 (or the Securities Act). If any existing shareholder or shareholders sell a substantial amount of ADSs or ordinary shares after the expiration of the lock-up period, the market price for our ADSs could be adversely affected.

A number of our shareholders are parties to an agreement with us that provides these shareholders with the right to require us to register the sale of shares owned by them. Registration of these ordinary shares would permit the sale of these shares without regard to the restrictions of Rule 144.

Our potential inability to comply in a timely manner with Section 404 of the Sarbanes-Oxley Act may adversely affect the value of our ADSs and Ordinary Shares.

Beginning with our Annual Report on Form 20-F for our fiscal year ending December 31, 2005, our management will be required by Section 404 of the Sarbanes-Oxley Act of 2002 to provide an assessment of the effectiveness of our company’s internal control structure and procedures for financial reporting as of the end of the fiscal year, and to include in the Annual Report our independent registered public accounting firm’s attestation to, and report on, our management’s assessment. While we and our independent accounting firm, KPMG, are in the process of performing the system and process documentation, evaluation and testing necessary for our management to make its assessment and for KPMG to provide its attestation report, we and KPMG have not yet completed this process, and may not be able to do so by our December 31, 2005 fiscal year-end. As a result, it is possible that we may not be able to include in our Annual Report on Form 20-F for the year ending December 31, 2005 the management report and independent accounting firm attestation required by Section 404 of the Sarbanes-Oxley Act. In addition, in the process of preparing for Section 404 of the Sarbanes-Oxley Act, we may identify a material weakness in our internal controls over financial reporting which we are unable to correct to our management’s or KPMG’s satisfaction by December 31, 2005.

If we are unable to comply timely with the assessment and attestation requirements of Section 404 of the Sarbanes-Oxley Act or if such a material weakness is identified, there could be an adverse impact on the way in which the market perceives our ability to operate our company and report and record our financial results, and the market prices for our ADSs could decline significantly.

The holders’ of ADSs right to participate in any future rights offerings may be limited, which may cause dilution to such holders’ holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary of our ADSs will not offer holders of ADSs those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of ADSs may not be able to exercise their right to vote their ordinary shares.

Holders of ADSs may instruct the depositary of our ADSs to vote the ordinary shares underlying their ADSs but only if we ask the depositary to ask for their instructions. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares deposited with the depositary. However, holders of ADSs may not know about an upcoming shareholders’ meeting sufficiently in advance to withdraw the ordinary shares. If we ask for instructions from our holders of ADSs, the depositary will notify them of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders of ADSs may not be able to exercise their right to vote and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as such holders requested.

Holders of ADSs may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of our ADSs has agreed to pay to holders of ADSs the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that holders of ADSs may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to such holders. These restrictions may have a material adverse effect on the value of a holder’s ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If our subsidiaries were restricted from paying dividends and other distributions to us, our primary internal source of funds would decrease.

We are a holding company and do not have any assets or conduct any business operations other than our holding of the equity interests in China. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries in China are also required to set aside at least 10% of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

You may have fewer rights, and may not, as a result, have the same level of protection for your interests as a shareholder as you would if you were a shareholder of a U.S. company.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	To impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Protection of rights through a U.S. court may be limited because we are a Cayman Islands company.

We are a Cayman Islands corporation. Shareholder rights under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States because the Cayman Islands has a less developed body of securities laws as compared to the United States. Shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, the ability of shareholders to protect their interests if they are harmed in a manner that would enable them to sue in a United States federal court may be limited.

Exhibits.

99.1 Press Release issued by the Company on March 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 2, 2005	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

eLong Reports Preliminary Fourth Quarter and Fiscal Year 2004 Unaudited Financial Results

BEIJING, China –March 1, 2005 - eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2004.

Business Highlights

Highlights for the fourth quarter 2004:

•	Total revenues increased 48% year-over-year and 6% sequentially to RMB40.3 million (US$4.9 million).

•	Gross margins were 85%.

•	The Company completed its initial public offering and the listing of its American Depository Shares (ADSs) on the Nasdaq National Market on November 2, 2004.

•	The Company completed the acquisition of Ray Time, one of China’s leading operators of hotel loyalty programs on November 26, 2004.

•	In January 2005, IAC/InterActiveCorp (NASDAQ: IACI) completed the purchase of 17,362,134 shares of high-vote ordinary stock of eLong for an aggregate cash purchase price of $107.8 million, or US$6.21 per share (the equivalent of $12.42 per ADS), giving IAC ownership of approximately 52% of the Company’s outstanding capital stock (on a fully diluted basis), representing approximately 96% of the total voting power of eLong.

Highlights for fiscal 2004:

•	Total revenues were RMB138.5 million (US$16.7 million), an 86% increase year-over-year.

•	Revenues from air ticketing were RMB10.1 million (US$1.2 million) increasing 170% year-over-year.

•	Gross margins were 87%.

•	As of December 31, 2004, the Company’s cash balance was RMB646 million (US$78.0 million), including restricted cash of RMB35.7 million (US$4.3 million).

“We enter 2005 as one of China’s leading travel companies and with our strong capital base and committed employees we are well positioned. Our core focus this year is on providing travelers with the best available travel products. We aim to lead the way in online travel as we believe it is one of the most attractive long-term growth areas in the Chinese e-commerce market,” remarked Justin Tang, Chairman and Chief Executive Officer of eLong.

Business Results

Total revenues for the fourth quarter ended December 31, 2004, were RMB40.3 million (US$4.9 million), an increase of 48% from RMB27.2 million (US$3.3 million) reported in the same period in 2003 and an increase of 6% from RMB38.0 million (US$4.6 million) reported in the previous quarter. The Company recorded a net loss of RMB10.9 million (US$1.3 million) for the quarter. The US GAAP loss per ADS for the fourth quarter was RMB0.90 (US$0.108). Adjusted loss for the quarter (a non-GAAP measure), which excludes amortization of stock compensation and intangibles, was RMB7.8 million (US$944,000). Adjusted loss per ADS for the quarter (also a non-GAAP measure) was RMB0.62 (US$0.075). Please refer to the attached table for a reconciliation of net loss and loss per ADS under US GAAP to adjusted loss and adjusted loss per ADS.

Total revenues for fiscal 2004 were RMB138.5 million (US$16.7 million), an increase of 86% from RMB74.4 million (US$9.0 million) for fiscal 2003. The Company recorded a net loss of RMB21.0 million (US$ 2.5 million) for fiscal 2004. The US GAAP loss per ADS for fiscal 2004 was RMB2.33 (US$0.282). Adjusted loss for fiscal 2004 (a non-GAAP measure), which excludes amortization of stock compensation and intangibles, was RMB11.0 million (US$1.3 million). Adjusted loss per ADS for fiscal 2004 (a non-GAAP measure) was RMB1.20 (US$0.145). Please refer to the attached table for a reconciliation of net loss and loss per ADS under US GAAP to adjusted loss and adjusted loss per ADS.

Revenue from hotel reservations for the fourth quarter totaled RMB33.3 million (US$4.0 million), an increase of 52% year-over-year and 10% sequentially. The total number of hotel room nights booked through eLong in the fourth quarter was 582,000, compared with 536,000 in the previous quarter and 373,000 in the corresponding period a year ago. Growth in hotel reservation revenues was due primarily to an increase in the number of customers selecting eLong for their travel needs.

Revenue from hotel reservations for fiscal 2004 totaled RMB111.4 million (US$13.5 million), an increase of 85% year-over-year. The total number of hotel room nights booked through eLong in fiscal 2004 was 1.96 million compared with 1.03 million in fiscal 2003.

As of December 31, 2004, eLong’s customers were able to book hotel rooms through eLong at discounted rates at more than 2,600 hotels in 220 cities across China. www.eLong.net, the Company’s website, which is maintained in the English language, currently provides customers with the ability to book international hotels, car rentals, activities and vacation packages through a private-label service owned and operated by IAC/InterActiveCorp through IAC Travel. Customers can now take advantage of expanded options for booking a complete vacation to more than 720 worldwide destinations.

Revenues from air ticketing during the fourth quarter totaled RMB2.9 million (US$347,000), a 105% increase year-over-year and a 15% decrease sequentially. The lower total air ticketing revenues were the result of lower air ticketing revenues from corporate customers in the fourth quarter as compared with the third quarter.

Revenues from air ticketing during fiscal 2004 totaled RMB10.1 million (US$1.2 million), an increase of 170% year-over-year. eLong sold 250,000 air tickets in fiscal 2004 compared with 73,000 in fiscal 2003.

Gross margins in the fourth quarter remained relatively unchanged from the previous quarter at 85%, and gross margins in fiscal 2004 were 87%.

Operating expenses for the fourth quarter, excluding stock-based compensation and amortization of intangibles, were RMB41.4 million (US$5.0 million), an increase of 29% from the previous quarter. This increase in operating expenses was due to a number of factors, including additional operating expenses attributable to Ray Time, which the Company acquired in November 2004, additional spending in sales and marketing and service development associated with hotel and air business, and additional administrative expenses.

Operating expenses for fiscal 2004, excluding stock-based compensation and amortization of intangibles, were RMB130.7 million (US$15.8 million), an increase of 112%, compared with RMB61.5 million (US$7.4 million) in fiscal 2003. The increase was due to our business expansion as well as somewhat lower than normal operating expenses in the second and third quarters of 2003 as operations were scaled back due to the outbreak of SARS.

During the fourth quarter we had non operating expenses of RMB913,000 (US$110,000) as compared with non operating income of RMB455,000 (US$54,000) in the third quarter of 2004. This change was primarily due to a RMB3.0 million (US$362,000) investment provision made in the fourth quarter with no comparable provision in the third quarter. The fourth quarter investment provision was partly offset by fourth quarter interest income of Rmb2.1 million (US$253,000) earned on our cash deposits resulting in a non operating expense of Rmb913,000 (US$110,000).

Adjusted loss, a non-GAAP measure that excludes amortization of stock compensation and intangibles, in the fourth quarter was RMB7.8 million (US$944,000), compared with adjusted income of RMB1.4 million (US$167,000) in the third quarter. This decrease was primarily due to higher operating expenses which exceeded the gross profit contribution from the additional revenues.

Adjusted loss for fiscal year 2004 totaled RMB11.0 million (US$1.3 million) compared with an adjusted income of RMB3.0 million (US$361,000) in fiscal 2003.

As of December 31, 2004, the Company’s cash balance was US$78.0 million, including restricted cash of US$4.3 million. On January 7, 2005, the Company received RMB892.2 million (US$107.8 million) from IAC/InterActiveCorp in connection with the exercise of its warrant of which RMB446.1 million (US$53.9 million) was used by the Company to buy back shares from existing shareholders resulting in a net cash inflow of RMB446.1 million (US$53.9 million).

“In the fourth quarter, eLong once again demonstrated healthy revenue growth. Top-line growth will remain a key focus for us as we look to take advantage of our strong position and the opportunities in China’s travel market,” said Derek Palaschuk, eLong’s Chief Financial Officer.

Business Outlook

eLong estimates total revenues for the first quarter 2005 to be RMB37.3 million (US$4.5 million) an increase of 40% from the first quarter of 2004, US GAAP net loss of RMB14.5 million (US$1.8 million) and adjusted loss of RMB10.5 million (US$1.3 million). First quarter loss per ADS is expected to be RMB0.60 (US$0.07) and first quarter adjusted loss per ADS is expected to be RMB0.44 (U$0.05).

Note to the Financial Statements

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2004 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibly that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with IAC’s investment in eLong and the integration of eLong’s business with that of IAC’s, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s registration statement on Form F-1 filed with SEC in connection with eLong’s IPO and eLong’s Form 6-K filed with the SEC in connection with this press release. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Conference Call

eLong will host a conference call to discuss the fourth quarter and fiscal year 2004 earnings at 7:00pm Eastern Time, March 1, 2005 (Beijing/Hong Kong time: March 2, 2005 at 8:00am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is 1-877-697-2796 and the dial-in number for Hong Kong participants is +852-2258-4102. The passcode for all participants is 2326439

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
Hotel commissions	21,825	30,155	33,254	4,018	60,253	111,434	13,464
Airticketing commissions	1,404	3,392	2,882	347	3,744	10,091	1,219
Other travel revenue	447	322	1,446	175	2,234	2,470	298

Total travel revenue	23,676	33,869	37,582	4,540	66,231	123,995	14,981
Non travel	3,483	4,163	2,731	330	8,160	14,459	1,747

Total revenues	27,159	38,032	40,313	4,870	74,390	138,454	16,728

Cost of services	2,832	5,023	5,887	711	9,370	17,978	2,172

Gross profit	24,327	33,009	34,426	4,159	65,020	120,476	14,556

Operating expenses
Service development	740	1,633	1,808	219	2,022	7,691	929
Sales and marketing	16,423	22,712	26,752	3,232	44,903	88,653	10,712
General and administrative	3,845	5,648	10,717	1,295	10,513	27,159	3,281
Stock-based compensation	32	2,050	2,966	358	1,353	9,669	1,168
Amortization of intangibles	20	60	121	15	20	301	36
Business tax and surcharges	1,500	2,060	2,098	253	4,109	7,220	872

Total operating expenses	22,560	34,163	44,462	5,372	62,920	140,693	16,998

Profit/(loss) from operations	1,767	(1,154)	(10,036)	(1,213)	2,100	(20,217)	(2,442)
Other income/(expenses)	(18)	455	(913)	(110)	(21)	(481)	(58)

Income/(loss) before income tax expense	1,749	(699)	(10,949)	(1,323)	2,079	(20,698)	(2,500)
Income tax expense	390	—	14	2	463	298	36
Minority interest	—	24	(66)	(8)	—	(43)	(5)

Net income/(loss)	1,359	(723)	(10,897)	(1,317)	1,616	(20,953)	(2,531)

Less: Amortization of options to preferred shareholder	—	—	414	50	—	414	50

Net income/ (loss) available for common shareholders	1,359	(723)	(11,311)	(1,367)	1,616	(21,367)	(2,581)

Basic income/(loss) per share	0.08	(0.05)	(0.45)	(0.054)	0.09	(1.17)	(0.141)
Diluted income/(loss) per share	0.05	(0.05)	(0.45)	(0.054)	0.07	(1.17)	(0.141)

Basic income/(loss) per ADS	0.16	(0.10)	(0.90)	(0.108)	0.18	(2.33)	(0.282)
Diluted income/(loss) per ADS	0.09	(0.10)	(0.90)	(0.108)	0.13	(2.33)	(0.282)

Shares used in computing basic net income/(loss) per share	16,788	14,395	25,258	25,258	17,587	18,319	18,319
Shares used in computing diluted net income/(loss) per share	29,574	14,395	25,258	25,258	24,716	18,319	18,319

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on December 31, 2004.

eLong, Inc. CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	73,132	610,047	73,708
Cash held in escrow	—	35,735	4,318
Accounts receivable from non-corporate travel, net	19,296	18,222	2,202
Accounts receivable from corporate travel, net	9,202	18,490	2,234

Total Accounts receivable, net	28,498	36,712	4,436

Investment securities	447	432	52
Prepaid expenses and other current assets	8,539	13,302	1,607
Deferred tax assets	14	—	—

Total current assets	110,630	696,228	84,121
Deferred tax assets	644	586	71
Equipment and software, net	8,109	15,428	1,864
Goodwill	8,998	20,333	2,457
Intangibles	2,180	4,579	553
Other non-current assets	—	1,321	160

Total assets	130,561	738,475	89,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	11,041	8,183	989
Accrued expenses and other payables	18,210	49,462	5,976
Advances from customers	35	341	41
Business and other taxes payable	667	1,114	135

Total current liabilities	29,953	59,100	7,141

Total liabilities	29,953	59,100	7,141

Minority interest	—	2,457	297

Shareholders’ equity
Series A preferred shares	113,957	—	—
Stock warrant	—	84,906	10,259
Ordinary shares	1,390	3,298	398
Additional paid-in capital	9,656	672,684	81,276
Other equity items	(427)	(38,620)	(4,666)
Accumulated deficit and other comprehensive income	(23,968)	(45,350)	(5,479)

Total shareholders’ equity	100,608	676,918	81,788

Total liabilities and shareholders’ equity	130,561	738,475	89,226

eLong, Inc RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO

NON-GAAP ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Year Ended
	Dec. 31, 2003	Sep. 30, 2004	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2004
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/ (loss) available for common shareholders	1,359	(723)	(11,311)	(1,367)	1,616	(21,367)	(2,581)

Amortization of non-cash stock-based compensation	32	2,050	3,380	408	1,353	10,083	1,218
Amortization of intangibles	20	60	121	15	20	301	36

Adjusted income/ (loss) available for common shareholders	1,411	1,387	(7,810)	(944)	2,989	(10,983)	(1,327)

Basic adjusted income/(loss) per share	0.08	0.10	(0.31)	(0.037)	0.17	(0.60)	(0.072)
Diluted adjusted income/(loss) per share	0.05	0.04	(0.31)	(0.037)	0.12	(0.60)	(0.072)

Basic adjusted income/(loss) per ADS	0.17	0.19	(0.62)	(0.075)	0.34	(1.20)	(0.145)
Diluted adjusted income/(loss) per ADS	0.10	0.08	(0.62)	(0.075)	0.24	(1.20)	(0.145)

Shares used in computing adjusted basic income/loss per share	16,788	14,395	25,258	25,258	17,587	18,319	18,319
Shares used in computing adjusted diluted income/loss per share	29,574	35,182	25,258	25,258	24,716	18,319	18,319

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss) and adjusted diluted income/(loss) per ADS, which are adjusted from results based on US GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.